ALTERNATIVE EXECUTION GROUP

**FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2025

OMB APPROVAL
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SEC FILE NUMBER
8-69279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alternative Execution Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 West 41st Street
(No. and Street)

Bayonne	NJ	07002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Sherman	201 412 3298	Dsherman@aexg,net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 Saint Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Sherman , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alternative Execution Group , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALTERNATIVE EXECUTION GROUP

DECEMBER 31, 2025

TABLE OF CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged with Governance
Alternative Execution Group

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Execution Group (the Company) as of December 31, 2025, the related statements of operations, changes in Member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 27, 2026

ALTERNATIVE EXECUTION GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	1,847,092
Due from broker-dealer and clearing firm		1,056,321
Clearing firm deposit		206,956
Securities owned, at fair value		1,342,867
Loan receivable, short term		1,129,777
Accounts receivables		120,264
Other assets		10,991
Total Assets	$	**5,714,268**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,942,212
Securities sold, not yet purchased, at fair value		597,991
Total liabilities		2,540,203
Member's equity		3,174,065
Total liabilities and members' equity	$	**5,714,268**

ALTERNATIVE EXECUTION GROUP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:

Execution fees	$	1,776,504
Commissions		337,472
Interest and dividends		196,852
Principal trading gains		103,088
Other income		1,315
Total Revenues		2,415,230

Expenses

Trading and execution fees	$	1,129,423
Employee compensation and benefits		488,424
Clearance fees		265,788
Professional fees		57,746
Technology and data fees		31,433
Regulatory fees		21,793
Loss on currency exchange		4,308
Depreciation		922
Other expenses		32,792
Total Expenses		2,032,630
Net income	$	**382,600**

See accompanying notes to the financial statements.

ALTERNATIVE EXECUTION GROUP
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - December 31, 2024	$	2,791,465
Net income		382,600
Balance - December 31, 2025	$	3,174,065

ALTERNATVIE EXECUTION GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities		
Net income	$	382,600
Adjustments to reconcile net income to net cash provided by operating activities:		
Trading gains, net of losses		(103,088)
Depreciation		922
Cash flow from changes in operating assets and liabilities:		
Due from broker dealer and clearing firm		1,217,211
Securities owned, at fair value		101,457
Accounts receivable		228,544
Other assets		(397)
Accounts payable and accrued expenses		(112,867)
Securities sold, not yet purchased, at fair value		(322,828)
Net cash flow provided by operating activities	$	1,391,555
Cash used in financing activities:		
Loans issued		(83,000)
Net cash used in financing activities	$	(83,000)
Net cash increase for period	$	1,308,555
Cash, beginng of year	$	538,537
Cash, end of year	$	1,847,092
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

See accompanying notes to the financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Alternative Execution Group (the "Company") became a registered securities broker-dealer on December 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investors Protection Corporation ("SIPC"), and New York Stock Exchange Archipelago Exchange ("NYSE Arca").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing organization on a fully disclosed basis. The Company's agreement with its clearing firm provides that as clearing organization, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing organization pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing organization also prepares and distributes customer's confirmation and statements, as well as performing maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company's primary revenue streams derive from principal trading and market making services in over-the-counter equity securities to other broker-dealers as well as trading execution services to institutional investors and high net worth individuals. The Company maintains markets in over-the-counter equities, including but not limited to National Association of Securities Dealers Automated Quotations ("NASDAQ") and non-NASDAQ securities. The Company also earns commissions from executing client transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities transactions and related spread and commission revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of operations.

Cash and Cash Equivalents
The Company maintains a checking and savings account at the same institution. The Company also maintains deposit accounts and highly liquid investments at custodian banks. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. Cash deposited with a single brokerage institution are insured up to $500,000 by the Securities Investors Protection Corporation ("SIPC"). The Company has not experienced any losses in these accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Due from Broker-Dealers and Clearing Firm

At December 31, 2025, the amount due from broker-dealers and clearing firm represents both cash maintained in a segregated account in the name of the Company as well as trading and commission income receivable at the clearing organization, Apex Clearing Corporation. The balance also includes cash maintained at another broker- dealer.

Clearing Firm Deposit

The Company is required to maintain a deposit of $250,000 under the terms of its fully disclosed clearing agreement with Apex Clearing Corporation.

Income Taxes

The Company is organized as a New York Limited Liability Company ("LLC") and all tax effects of the Company are passed through to the members. No provision or liability for Federal income taxes is included in these financial statements.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Fair Value Measurements

Generally accepted accounting principles ("GAAP") establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices in an inactive market for identical assets or liabilities.

Level 2. Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3. Assets and liabilities whose significant value drivers are unobservable, that reflect management's own assumptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair Value Measurements (continued)

Fair Value Hierarchy

The Company provides market making and trade execution services in liquid, over-the-counter equity securities that have a ready market.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Fair Value		Level 1		Level 2		Level 3
Equity Securities	$	1,342,867	$	1,342,867	$	- $	-
	$	**1,342,867**	$	**1,342,867**	$	- $	-
Liabilities							
Equity Securities	$	597,991	$	597,991	$	- $	-
	$	**597,991**	$	**597,991**	$	- $	-

Segment reporting

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses.

The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 5, Reportable Segments.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital, as defined, of $2,701,073, which exceeded the required minimum net capital by $2,450,073. Aggregate indebtedness at December 31, 2025 totaled $1,942,212. The Company's ratio of aggregate indebtedness to net capital was 71.91%.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

4. FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing organization involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing organization. If the clearing organization should cease doing business, the Company's receivable from this clearing organization could be the subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, commissions and salaries payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

5. ARRANGEMENT WITH EMPLOYEE

As of December 31, 2025, the Company maintains an arrangement with a registered representative. The employee's trading commissions are partially retained as a reserve ($1,878,009) to cover potential regulatory or legal liabilities attributable to their activities, with adjustments recorded against compensation expense. The Company advanced $1,000,000 to the employee, bearing interest at 0.5% per month, recorded as a loan receivable of $1,056,301 as of December 31, 2025. Total accrued payroll owed to the employee is $1,878,009, reflecting unpaid commissions net of the reserve and advances. The reserve serves as collateral for the loan, and the arrangement is periodically adjusted based on the employee's trading production.

6. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which comprised of multiple classes of services, including principal trading, market making services, and execution services. The Company has identified its President as its chief operating decision maker ("CODM"). The CODM predominately uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in Footnote 2, summary of significant accounting policies.

7. SUBSEQUENT EVENTS

Management of the Company has performed an evaluation of events that have occurred since December 31, 2025 and through March 27, 2026, the date these financial statements were available to be issued and determined that there are no material events that would require disclosures in this report or would be required to be recognized in the financial statements as of December 31, 2025.

ALTERNATIVE EXECUTION GROUP

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2024

ALTERNATIVE EXECUTION GROUP
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Schedule I:

Total member's equity	$	3,174,065
Deductions and/or charges:		
Accounts Receivable		71,523
Fixed Assets		1,958
Other Assets		9,032
Due from Affiliates		73,476
Total Non-allowable assets		155,989
Tentative Net Capital		3,018,076
Less: Haircuts		
Haircuts		317,003
Total Haircuts		317,003
Net Capital	$	2,701,073
Computation of basic net capital requirement:		
Minimum net capital required, 6 2/3% of aggregatge indebtedness	$	129,481
Statutory minimum net capital required	$	251,000
Net capital requirment (greater of minimum calculation or statutory amount)	$	251,000
Excess Net Capital	$	2,450,073
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	2,399,873
Computation of aggregate indebedness:		
Accrued Expenses and Other Payables	$	1,942,212
Total Aggregate Indebtedness	$	1,942,212
Percentage of aggregate indebtedness to net capital		71.91%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of December 31, 2025. Accordingly, no reconciliation is necessary.

See report of independent registered public accounting firm.

Schedule II:

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Schedule III:

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2025.

See report of independent registered public accounting firm.



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged with Governance
Alternative Execution Group

We have reviewed the accompanying Exemption Report of Alternative Execution Group (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: including charging platform fees to other broker-dealers for technology or platform services; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 27, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

ALTERNATIVE EXECUTION GROUP
EXEMPTION REPORT
DECEMBER 31, 2025

Alternative Execution Group (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Alternative Execution Group

I, Douglas Sherman, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

Dated: March 27, 2026

See report of independent registered public accounting firm.